Exhibit 99.1

Annual Meeting of Unitholders of
PRECISION DRILLING TRUST

May 7, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual Meeting of holders of trust units of Precision Drilling Trust (“the Trust”), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to elect the following nominees as the Board of Trustees of the Trust for the ensuing year: Robert J.S. Gibson Patrick M. Murray Allen R. Hagerman	81,575,603	99.21	652,814	0.79

2.	Ordinary resolution to approve the appointment of the following nominees to serve as the directors of Precision Drilling Corporation for the ensuing year, or until successors are duly elected or appointed: W.C. (Mickey) Dunn Brian A. Felesky Robert J.S. Gibson Allen R. Hagerman Stephen J.J. Letwin Patrick M. Murray Kevin A. Neveu Frederick W. Pheasey Robert L. Phillips	81,220,560	98.77	1,007,860	1.23

3.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Trust to hold office until the next annual meeting of unitholders.	81,791,202	99.47	437,217	0.53

Dated at Calgary, Alberta this 8th day of May, 2008

Precision Drilling Corporation,
Administrator of Precision Drilling Trust

Darren Ruhr
Vice President, Corporate Services and Corporate Secretary